TASEKO ANNOUNCES PERMITTING SUCCESS AND BOARD APPROVAL
FOR CONSTRUCTION OF FLORENCE COPPER TEST FACILITY

September 25, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) (“Taseko” or the "Company") announces that the Environmental Appeals Board (EAB) of the Environmental Protection Agency (EPA) has issued an order denying any further review of the Underground Injection Control (UIC) Permit granted in 2016 for Taseko’s Florence Copper Project. In the September 22, 2017 decision, the EAB found that the petitioners failed to demonstrate any errors were made in issuing the federal permit.

Coinciding with this permitting decision, Taseko’s Board of Directors has given management approval to move forward with the construction of a Production Test Facility (PTF). Estimated remaining costs to construct the PTF are US$25 million.

“We are very pleased with the Environmental Appeals Board decision, which is another significant milestone for our Florence Copper Project. We now have all necessary state and federal permits in place to build and operate the PTF,” commented Russell Hallbauer, President and CEO of Taseko.

“Our Board of Directors, after a thorough review of current market conditions, the Company’s financial position and the status of permitting in Arizona, have endorsed management’s view that the best course of action is to accelerate the construction of the PTF,” continued Mr. Hallbauer. “Over the past year, Florence personnel have been advancing on-the-ground activities and have spent roughly US$4 million specific to the PTF. With major components already on site, the timeline to having the test facility operational is in the latter half of 2018 and involves the construction of an SX/EW facility and the drilling of observation, injection and recovery wells.”

“At US$4,700 per ton of installed capacity, Florence Copper is one of the lowest capital intensity copper projects in the world. The economics of the Project are too compelling for us to not be rapidly advancing the project towards commercial production, especially as a significant global copper deficit approaches. Successful operation of the PTF will be a major step towards realizing the US$920 million net present value of the project. As we continue to move towards commercial production, we fully expect this value to be reflected in our share price,” concluded Mr. Hallbauer.

In January of this year, the results from two additional years of engineering work and technical studies were announced, which enhanced project economics even further than the original feasibility study.

Project Highlights:

  Pre-tax net present value of US$920 million at a 7.5% discount rate

  Pre-tax internal rate of return of 44% with a 2.3 year payback
  Long-term copper price of US$3.00 per pound
  Operating costs of US$1.10 per pound LME grade cathode copper
  Average annual production of 81 million pounds of copper
  21 year operational life
  Total production in excess of 1.7 billion pounds of copper
  Total pre-production capital cost of US$200 million

The content of this release was reviewed and approved by Dan Johnson PE, Vice-President/General Manager for Florence Copper, Inc., and a Qualified Person under National Instrument 43-101.

The NI 43-101 technical report documenting these results is available on www.sedar.com or the company’s website at www.tasekomines.com.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
•	our ability to comply with the extensive governmental regulation to which our business is subject;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore;
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
•	the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
•	our reliance upon key personnel; and
•	uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.